EXHIBIT 2.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO
SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of March 31, 2025, Deswell Industries, Inc. (“Deswell,” “Company,” “our,” “we”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: common shares.

The general terms and provisions of the Company’s common shares are summarized below. This summary does not purport to be complete and is subject to, and is qualified in its entirety by express reference to, provisions in the Company’s Amended and Restated Memorandum and Articles of Association, dated December 13, 2007, as amended effective March 25, 2010 (collectively, the “Charter”), each of which is filed as an exhibit to this Form 20-F of which this Exhibit is a part, and the applicable provisions of the BVI Business Companies Act, 2004 (“BVI BC”). The Company encourages you to read the Company’s Charter and the applicable provisions of the BVI BC for additional information.

Authorized Shares

Deswell has one class and series of shares authorized or outstanding: common shares, no par value per share. Our authorized capital consists of 30,000,000 common shares, no par value per share, of which 15,935,239 common shares were outstanding on June 30, 2025. Under the Charter, Deswell shall only issue registered shares and is not authorized to issue bearer shares.

Dividend Rights

Holders of our common shares are entitled to receive dividends if and when declared by our Board of Directors out of funds legally available under British Virgin Islands (“BVI”) law. All of our common shares are equal to each other with respect to dividends.

Voting Rights

Holders of our common shares (a) are entitled to one vote for each whole share on all matters to be voted upon by shareholders, including the election of directors, and (b) do not have cumulative voting rights in the election of directors.

Preemptive Rights

Holders of our common shares have no preemptive rights to purchase any additional, unissued common shares.

Redemption Provisions

Under the Charter, we may purchase, redeem or otherwise acquire and hold our common shares with the consent of the Shareholders whose common shares are to be purchased, redeemed or otherwise acquired unless otherwise permitted by the BVI BC or other provisions of the Charter. We may only offer to purchase, redeem or otherwise acquire our common shares if the resolution of directors authorizing the purchase, redemption or other acquisition contains a statement that the directors are satisfied, on reasonable grounds, that immediately after the acquisition the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

Transfer Rights

Transfers of our common shares and matters incidental thereto are governed by the provision of Regulation 5 of Articles of Association. Our common shares may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee and such other information, if any, as may be required by the Company’s transfer agent, which shall be sent to the Company or its transfer agent for registration. The transfer of a common share is effective when the name of the transferee is entered on the register of members. Subject to the Charter and to any rules and regulations of the Company’s transfer agent with respect thereto, the personal representative of a deceased shareholder may transfer a common share even though the personal representative is not a shareholder at the time of the transfer.

Rights on Liquidation

All of our common shares are equal to each other with respect to liquidation. In the event our liquidation, all assets available for distribution to the holders of our common shares are distributable among them according to their respective holdings.

Actions Required to Change Rights of Shareholders

Pursuant to our Charter and pursuant to the laws of the BVI, our board of directors by resolution of directors without shareholder approval may amend our Charter, which could have the effect of changing the rights of shareholders, provided that a majority of our independent directors do not vote against the amendment and provided further that our directors may not make an amendment:

(a)     to restrict the rights or powers of the shareholders to amend the Memorandum or the Articles;

(b)    to change the percentage of shareholders required to pass a Resolution of Shareholders to amend the Memorandum or the Articles;

(c)     where the Memorandum or the Articles cannot be amended by the Shareholders;

(d)    change Clause 7 of our Articles of Association conferring the rights of our shareholders to one vote per share, the right to equal share in dividend paid by the company, or to surplus assets on liquidation; or

(e)     change Clause 9 of our Articles of Association which sets forth rights of our shareholders and directors to amend our Memorandum and Articles of Association.

Limitation on Share Ownership

BVI law and our Charter do not impose any limitations on the right of anyone to own, hold or exercise voting rights to our common shares.

Potential Anti-Takeover Deterrence

Our Charter does not contain provisions that would have an effect of delaying, deferring or preventing a change in control of Deswell and that would operate only with respect to a merger, acquisition or corporate restructuring involving Deswell or any of its subsidiaries. Our directors’ ability to amend our Charter, without shareholder approval in certain circumstances, could have the effect of delaying, deterring or preventing a change in control of Deswell, including a tender offer to purchase our common shares at a premium over the then current market price.

Ownership Information

Our Charter does not provide that information about our shareholders, even those owning significant percentages of our shares, must be disclosed publicly.

Differences from United States Law

The laws of the BVI governing the provisions of our Charter discussed above are not significantly different than the laws governing similar provisions in the charter documents of Delaware companies, other than with respect to amending our Charter without shareholder approval and with respect to potential anti-takeover deterrence. Delaware law requires shareholders to approve amendments to a corporation’s Certificate of Incorporation, with limited exceptions, and contains provisions restricting the rights of a Delaware corporation with a class of voting stock listed on a national exchange or held of record by more than 2,000 stockholders to engage in a business combination with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder unless the business combination is approved in the manner prescribed under Delaware law.